UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)

Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

STAR BULK CARRIERS CORP. ANNOUNCES CHANGES IN ITS BOARD OF DIRECTORS

On February 24, 2015, the registrant announced that Mr. Mahesh Balakrishnan and Ms. Jennifer Box have been appointed to its board of directors. They replace Mr. Rajath Shourie and Ms. Emily Stephens, who are stepping down from the board of directors.

Mr. Balakrishnan is a Senior Vice President in Oaktree’s Opportunities Funds. He joined Oaktree in 2007 and has been focused on investing in the Chemicals, Energy, Financial Institutions, Real Estate and Shipping sectors. Mr. Balakrishnan has worked with a number of Oaktree’s portfolio companies and currently serves on the boards of STORE Capital Corp. and Momentive Performance Materials. He has been active on a number of creditors’ committees during restructuring of investments, including Eagle Bulk Shipping, Excel Maritime Carriers, Lehman Brothers and LyondellBasell. Prior to Oaktree, Mr. Balakrishnan spent two years in the Financial Sponsors & Leveraged Finance group at UBS Investment Bank. Mr. Balakrishnan graduated cum laude with a B.A. degree in Economics (Honors) from Yale University

Ms. Box is a Senior Vice President in Oaktree’s Opportunities Funds. Since she joined Oaktree in 2009, Ms. Box has made investments in the Shipping, Power, Energy, Media and Technology sectors. Prior to Oaktree, Ms. Box spent three and a half years as an Investment Associate at The Blackstone Group in the Distressed Debt Fund. Prior to Blackstone, she was an Associate Consultant at The Boston Consulting Group. Ms. Box graduated summa cum laude with a B.S. degree in Economics and a minor in Mathematics from Duke University, where she was elected to Phi Beta Kappa. She is a CFA charterholder.

This information contained in this Current Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-197886) and Registration Statement on Form F-3 (File No. 333-198832).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2015	STAR BULK CARRIERS CORP.
(Registrant)

	By:	/s/ Simos Spyrou
		Name:	Simos Spyrou
		Title:	Co-Chief Financial Officer

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